

Mail Stop 3561

November 5, 2015

Ivan Braiker
President and Chief Executive Officer
Ominto, Inc.
1100-112th Avenue NE, Suite 310
Bellevue, WA 98004

> **Re:** **Ominto, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 29, 2015**
> **File No. 333-207005**

Dear Mr. Braiker:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 13, 2015 letter.

General

1. We note your response to comment 1 and that your offering will commence prior to the company's listing on The NASDAQ Capital Market. We further note, based on conversations with company counsel, that you intend to offer your shares at a price range related to the last reported sale price of your common stock on the OTC Pink Marketplace, but not necessarily at such market price. Accordingly, please revise your prospectus to clearly state the range at which your shares will be offered. Refer to Item 501(b)(3) of Regulation S-K.

2. We note that you have omitted the number of registered shares, certain pricing-related information, as well as other information from this filing. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness

of amounts that may be computed, based on the maximum number of shares offered and the mid-point of an offering range, or the number of shares to be offered on the cover. We ask that you provide this information and any other non-430A information, including information regarding your use of proceeds, terms of the warrant, duration of the offering, and dilutive effect to shareholders, as soon as practicable to allow for our review. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include all information except information you may exclude in reliance upon Rule 430A.

3.   We note that several referenced exhibits have not yet been filed. Please note that such exhibits must be filed by amendment prior to effectiveness. Please be advised that we will need sufficient time to review these exhibits prior to effectiveness.

Risk Factors

"We have had material weaknesses in our internal control over financial reporting recently…," page 5

4.   We note your response to comment 5; however your revised disclosure is not fully responsive to our comment. As previously requested, please revise your disclosure to clarify what remains to be completed in your remediation plan. In doing so, please ensure that you discuss each of the specific remaining steps required to complete your remediation plan rather than stating generally that "[t]he Company is documenting all of the steps necessary to demonstrate Sarbanes Oxley compliance."

You may contact Courtney Haseley, Staff Attorney, at (202) 551-7689, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Lisa H. Klein, Esq.
       Gordon & Rees LLP